EXHIBIT 99.1

Caledonia Mining Corporation Plc: COVID-19 Business Resilience and the Implications of the South African Lockdown

ST HELIER, Jersey, March 26, 2020 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL; TSX: CAL) notes the announcement by the South African authorities of a nationwide lockdown of South Africa effective for 21 days from March 26, 2020 until April 16, 2020 as part of their efforts to inhibit the spread of COVID-19 infections. The lockdown is expected to have knock on effects for Caledonia as the supply chain for the procurement of a significant portion of mining consumables and capital equipment for the Blanket Mine in Zimbabwe (“Blanket”) comes from South Africa. Caledonia is confident that Blanket can manage the effects of the lockdown without interruption to its gold production.

Critical Spares and Consumables Inventory

In anticipation of supply chain disruptions arising from COVID-19, Caledonia has increased the levels of consumable stocks at Blanket in recent weeks. Caledonia estimates that Blanket has adequate critical spares and mining consumables in its inventory to sustain uninterrupted gold production well past the expected duration of the supply interruption including allowing for a period of supply chain and inventory restocking after the end of the South African lockdown on 16th April. Accordingly, management does not expect that Blanket will be forced to suspend gold production as a result of the disruption in the South African supply chain.

Financial Resilience Planning

In the event of either a similar lockdown procedure being enacted in Zimbabwe, or an outbreak of COVID-19 infections at Blanket affecting a significant number of employees and necessitating a mine shut down, Caledonia would enter this unprecedented situation with a strong balance sheet with cash on hand at March 25, 2020 of approximately $12.5 million. Cash has been boosted by a strong Q1 production performance at the recently elevated gold prices. The current cash on hand and existing term and overdraft facilities already in place at Blanket leave the business in a strong position to withstand an extended period of production interruption if it were to materialise.

Steve Curtis, Chief Executive Officer, commented:

“Our first priority remains the safety and health of all of our employees and their families. Management has taken active measures to help minimise the risk of infection and to safeguard the continuity of day to day business operations at Blanket. These plans are reviewed and, if necessary, updated daily in response to this highly fluid situation.

“We approach this challenge with a strong balance sheet, adequate inventory levels and a healthy workforce. Caledonia, our employees and indeed the people of Zimbabwe have successfully overcome great challenges in their recent past. I have full confidence that we will deal with this current challenge in a similar manner.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 800 Tel: +44 759 078 1139

WH Ireland (Nomad & Broker) Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “envisage”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Securityholders, potential securityholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)) availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the common shares of Caledonia for sale in the United States. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.